Filed Pursuant to Rule 433

Registration No. 333-236503

Issuer Free Writing Prospectus, dated June 22, 2020

PRICING TERM SHEET

June 22, 2020

American Airlines Group Inc.

Offerings of

$1,000,350,000 of Shares of Common Stock (74,100,000 Shares)

$1,000,000,000 6.50% Senior Convertible Notes due 2025

The information in this pricing term sheet supplements (i) American Airlines Group Inc.’s (“AAG”) preliminary prospectus supplement, dated June 21, 2020 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and (ii) AAG’s preliminary prospectus supplement, dated June 21, 2020 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and, in each case, the accompanying prospectus, dated February 19, 2020, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement, to the extent inconsistent with the information in the Common Stock Preliminary Prospectus Supplement and Convertible Notes Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to AAG.

Common Stock Offering

Issuer:	American Airlines Group Inc.

Securities:	74,100,000 shares of common stock, par value $0.01 per share, of American Airlines Group Inc. (the “Common Stock”) (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares solely to cover over-allotments, 85,215,000 shares of Common Stock)

Offering Size:	$1,000,350,000, which constitutes an increase of $250,350,000 from the amount to be issued disclosed in the Common Stock Preliminary Prospectus Supplement (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, $1,150,402,500)

Ticker/Exchange for the Issuer’s Shares:	AAL / Nasdaq Global Select Market

Last Reported Sale Price per Share of the Common Stock on June 22, 2020:	$14.92

Public Offering Price per Share of Common Stock	$13.50

Underwriting Discount:	$0.43875 per share of Common Stock, and $32,511,375 in the aggregate (or $37,388,081.25 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock)

Trade Date:	June 23, 2020

Settlement Date:	T + 2; June 25, 2020

Use of Proceeds:	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $966.8 million (or approximately $1,112.0 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds for general corporate purposes and to enhance our liquidity position.

Bookrunners:	Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Deutsche Bank Securities, Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.

Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
HSBC Securities (USA) Inc.

CUSIP / ISIN:	CUSIP: 02376R102 / ISIN: US02376R1023

Convertible Notes Offering

Issuer:	American Airlines Group Inc.

Guarantor:	American Airlines, Inc.

Ticker/Exchange for the Issuer’s Shares:	AAL / Nasdaq Global Select Market

Securities:	6.50% Convertible Senior Notes due 2025 (the “Notes” and together with the Guarantee, the “Securities”)

Size:	$1,000,000,000, which constitutes an increase of $250,000,000 from the principal amount to be issued disclosed in the Convertible Notes Preliminary Prospectus Supplement, plus up to an additional $150,000,000 principal amount pursuant to the Underwriters’ option to purchase additional Notes

Maturity Date:	July 1, 2025

Coupon:	6.50% per annum, accruing from, and including, the Settlement Date

Issue Price:	100.000% of principal amount per Note, plus accrued interest, if any, from, and including, the Settlement Date

Underwriting Discount:	2.96% of the principal amount of the Securities, and $29,600,000 in the aggregate (or $34,040,000 in the aggregate, if the underwriters of the Convertible Notes Offering fully exercise their option to purchase additional Securities)

Interest Payment Dates:	January 1 and July 1 of each year, commencing January 1, 2021

Record Dates:	December 15 and June 15 of each year

Trade Date:	June 23, 2020

Settlement Date:	T+2; June 25, 2020

Use of Proceeds:	We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $969.4 million (or approximately $1,115.0 million if the underwriters of the Convertible Notes Offering fully exercise their option to purchase additional Notes), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds for general corporate purposes and to enhance our liquidity position.

CUSIP / ISIN:	CUSIP: 02376R AF9 / ISIN: US02376RAF91

Denominations/Multiple:	$1,000 x $1,000

Last Reported Sale Price per Share of the Common Stock on June 22, 2020:	$14.92

Initial Conversion Rate:	61.7284 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $16.20 per share of Common Stock

Conversion Premium:	Approximately 20% above the Public Offering Price per Share of Common Stock in the Common Stock Offering

Bookrunners:	Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Deutsche Bank Securities, Inc.
Credit Suisse Securities (USA) LLC
ICBC Standard Bank Plc
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.

Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Standard Chartered Bank
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
BOK Financial Securities, Inc.

Optional Redemption:	We may not redeem the Notes at our option at any time before July 5, 2023. Subject to the terms of the indenture, the Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after July 5, 2023 and on or before the 20th scheduled trading day immediately before the Maturity Date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (ii) the trading day immediately before the date we send such notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. If we elect to redeem less than all of the outstanding Notes, then the redemption will not constitute a make-whole fundamental change with respect to the Notes not called for redemption, and holders of the Notes not called for redemption will not be entitled to an increased conversion rate for such Notes as described above on account of the redemption, except in certain circumstances. See “Description of Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change:	If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of Common Stock set forth in the table below corresponding (after interpolation as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$13.50	$15.00	$16.20	$18.00	$20.00	$21.06	$25.00	$30.00	$35.00	$40.00	$50.00	$75.00	$100.00	$125.00
June 25, 2020	12.3456	10.7487	9.7173	8.4567	7.3420	6.8409	5.3600	4.0450	3.1086	2.4120	1.4630	0.3557	0.0099	0.0000
July 1, 2021	12.3456	9.6800	8.6963	7.5294	6.5235	6.0779	4.7736	3.6230	2.8029	2.1900	1.3462	0.3361	0.0081	0.0000
July 1, 2022	12.3456	8.3927	7.4222	6.3383	5.4545	5.0745	3.9876	3.0437	2.3717	1.8680	1.1674	0.3024	0.0052	0.0000
July 1, 2023	12.3456	6.9360	5.8790	4.8322	4.0815	3.7806	2.9636	2.2743	1.7857	1.4188	0.9044	0.2469	0.0025	0.0000
July 1, 2024	12.3456	5.4453	4.0025	2.8833	2.3075	2.1187	1.6564	1.2800	1.0126	0.8118	0.5298	0.1573	0.0013	0.0000
July 1, 2025	12.3456	4.9380	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $125.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertibles Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $13.50 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 74.0740 shares of Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

We have filed a registration statement (including a prospectus), the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at: dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Securities or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Securities.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.